

Mail Stop 3720

May 5, 2006

Mr. James Groberg
Senior Vice President and Principal Financial Officer
Volt Information Sciences, Inc.
560 Lexington Avenue
New York, NY 10022

     Re: Volt Information Sciences, Inc.
               Form 10-K for Fiscal Year Ended October 31, 2005
               Filed January 18, 2006

               Form 10-Q for the Fiscal Quarter Ended January 31, 2006
               File Number 1-9232

Dear Mr. Groberg:

We have reviewed your supplemental response letter dated April 5, 2006 as well as your filing and have the following comments. As noted in our comment letter dated March 9, 2006, we have limited our review to only the issues addressed in our comments.

Form 10-K for Fiscal Year Ended October 31, 2005

Financial Statements
Consolidated Statements of Cash Flows, page 60

1.   We note your response to our previous comment 3 and that you plan to revise your presentation of restricted cash in your future filing of Form 10-Q for your first quarter of fiscal 2006. However, given that your presentation of restricted cash affects Consolidated Statements of Cash Flows significantly, please revise.

Form 10-Q for the Fiscal Quarter Ended January 31, 2006
Consolidated Statements of Cash Flows, page 60

2.   We note that you classified restricted cash in cash flows from investing activities. However on page 13 of your Form 10-Q for the quarterly period ended January 31 you state that this restricted cash relates to contracts with customers in which you manage the customers' alternative staffing requirements, including the payment of associated vendors. This type of restricted cash appears to be more of a financing cash flow rather than an investment cash flow. Please revise or advise.

Note J – Acquisition of Businesses, page 13

3.   We note your reference to an independent valuation expert with respect to the determination of the allocation of the purchase price. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Berenbaum, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director